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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                          For the month of March, 2003

                                 of Chile, Bank
                 (Translation of Registrant's name into English)

                                      Chile
                 (Jurisdiction of incorporation or organization)

                                   Ahumada 251
                                 Santiago, Chile
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X                         Form 40-F _____
                                -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____                       No   X
                                                            ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)


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                                 BANCO DE CHILE

                               REPORT ON FORM 6-K

Attached is an English translation of a letter filed by the Bank with the Chilean Superintendency of Banks on March 14, 2003, informing the terms and conditions of the Program to buy shares issued by Banco de Chile ("the Program"), that the Board will propose to the Extraordinary Shareholders Meeting of the Bank, to be held on March 20, 2003. This letter will also be issued in the form of a press release that will be published in the Chilean newspaper "El Mercurio", on March 15, 2003.-

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Santiago, March 14, 2003

Mr. Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Mr. Superintendent:

According to articles 9(degree) and 10(degree) of the Securities Law N(0) 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions (the "Superintendency"), I inform as an essential fact, that in the Board of Director's Meeting of Banco de Chile N(degree) BCH 2,551 held on March 13, 2003, it was agreed to propose to the Extraordinary Shareholders Meeting to be held on March 20, 2003, a Program to buy shares issued by Banco de Chile ("the Program"), in the following terms and conditions:

1.   The Program will have the following purposes:

     a) To invest through the acquisition and selling of its own shares, according to the price fluctuations throughout the extension of the Program, as established by the Extraordinary Shareholders Meeting Agreement and the Law, and/or

     b) To place the shares so acquired in the markets, where shares or ADRs of Banco de Chile are quoted now or in the future, according to price fluctuations throughout the extension of the Program as established by the Extraordinary Shareholders Meeting Agreement and the Law.

Shares will be bought in Chilean Stock Exchanges and/or through a tender offer (Oferta Publica de Adquisicion de Acciones) according to the Law.

2. The maximum percentage of shares to be bought will be equivalent to 3% of the shares issued and paid in.

3. The minimum price to be paid for the shares will be the weighed average of the closing prices of the share as quoted by the Santiago Stock Exchange for the last 45 business days before the purchase. The maximum price to be paid for the shares will be 15% in excess of the weighed average of the closing prices of the share as quoted by the Santiago Stock Exchange for the last 45 business days before the purchase. It will be proposed that the Extraordinary Shareholders Meeting delegates in the Board, the ability to determine the acquisition price of the shares, inside the limits before mentioned, for all the extension of the Program.

4. The tenor of the Program will be 2 years counted from the date of the authorization provided by the Superintendency of Banks and Financial Institutions.

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The Board also agreed to request the proper authorization from the
Superintendency of Banks and Financial Institutions, at the time it is needed, in the terms and conditions to be approved by the Extraordinary Shareholders Meeting, according to Article 27D of the Chilean Companies Law N(degree)18,046 and Article 25 of Law N(degree) 19,396.

Sincerely,

Pablo Granifo
General Manager

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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2003

                                              Banco de Chile

                                              /s/ Pablo Granifo L.
                                              By: Pablo Granifo Lavin
                                              General Manager